Exhibit 99.4

PLEASE SEE OVER CONTROL NO.:➔ WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. SCAN TO VIEW MATERIAL AND VOTE NOW PROXY DEPOSIT DATE: April 23, 2024 STEP 1 REVIEW YOUR VOTING OPTIONS Thursday, April 25, 2024 at 9:30 am EDT Celestica Inc.’s headquarters at 5140 Yonge Street, Suite 1900 Toronto, Ontario and online at https://meetnow.global/MUGXJDC Annual and Special Meeting Celestica Inc. WHEN: WHERE: ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW. G-18062020 The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Dear Client: A meeting is being held for securityholders of the above noted issuer. 1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name. 2. Votes are being solicited by or on behalf of the management of the issuer. 3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available. 4. Unless you attend the meeting and vote virtually, your securities can only be voted through us as registered holder or proxyholder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please provide your voting instructions to us promptly using one of the available voting methods or complete and return this form. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote virtually (as applicable). 5. When you give us your voting instructions, you acknowledge that: • You are the beneficial owner or are authorized to provide these voting instructions; and • You have read the material and the voting instructions on this form. 6. You may not present this Voting Instruction Form at the meeting in order to vote. 7. To attend and vote your shares at the meeting (virtually): •Write your name or the name of your designate to act on your behalf on the “Appointee” line on the other side of this form, sign and date the form, and return it by mail, or •Go to ProxyVote.com (if available) and insert the name in the “Change Appointee(s)” section on the voting site. • For virtual meetings, you may need to complete additional information or take additional action for you or your Appointee to attend the meeting. Refer to the meeting material accompanying this voting instruction form for details. You, or your designate, as the named “Appointee”, must attend the meeting for your vote to be counted. 8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11. The Appointee named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee. 12. This Voting Instruction Form should be read in conjunction with the accompanying management proxy circular. 13. To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy deadline specified in the management proxy circular. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation. This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof. If you have any questions or require help, please contact the person who services your account. Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes. BROKER ADDRESS 123 ANY STREET ANY CITY/PROVINCE A1A 1A1 JOHN A. SAMPLE 123 ANY STREET ANYCITY PR A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX BROKER LOGO 1 OF 2 S91970−81 010 E: C S:3 E:2 1/1 M A:A V: 1 VOTING INSTRUCTION FORM BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

VOTING INSTRUCTION FORM

Celestica Inc.

34

MEETING TYPE: Annual and Special Meeting
MEETING DATE: Thursday, April 25, 2024 at 9:30 am EDT
RECORD DATE: March 8, 2024
PROXY DEPOSIT DATE: April 23, 2024
ACCOUNT NO:

CUID:
CUSIP:

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): Michael M. Wilson or, failing him, Robert A. Mionis

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE MANAGEMENT PROXY CIRCULAR. FOR VIRTUAL MEETINGS, YOU MAY NEED TO COMPLETE ADDITIONAL INFORMATION OR TAKE ADDITIONAL ACTION FOR YOU OR YOUR APPOINTEE TO ATTEND THE MEETING.

PLEASE PRINT APPOINTEE NAME ABOVE

E-R1

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

01 ELECTION OF DIRECTORS: *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX " ■ " PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01 Kulvinder (Kelly) Ahuja	☐	☐
02 Robert A. Cascella	☐	☐
03 Deepak Chopra	☐	☐
04 Françoise Colpron	☐	☐
05 Jill Kale	☐	☐
06 Laurette T. Koellner	☐	☐
07 Robert A. Mionis	☐	☐
08 Luis A. Müller	☐	☐
09 Michael M. Wilson	☐	☐

ITEM(S *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX " ■ " PER ITEM IN BLACK OR BLUE INK)

Item		
02 Appointment of KPMG LLP as auditor of Celestica Inc.	FOR ☐	WITHHOLD ☐
03 Authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor.	FOR ☐	AGAINST ☐
04 Advisory resolution on Celestica Inc.'s approach to executive compensation.	FOR ☐	AGAINST ☐
05 Approval of articles of amendment of Celestica Inc.	FOR ☐	AGAINST ☐
06 Confirmation of Celestica Inc.'s amended and restated By-Law 1.	FOR ☐	AGAINST ☐

NOTE If completing the appointment box above **YOU MUST** go to http://www.computershare.com/Celestica and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information **ONLY** to provide the Appointee with an Invitation Code to gain entry to and vote at the online meeting. If the Appointee is attending the Meeting in person, this step is **NOT** required.

NOTE Under securities regulation and Notice-and-Access procedures, shareholders are being directed to view the meeting-related materials online. Refer to the Notice of Availability of Meeting Materials accompanying this voting instruction form for details.

To receive future meeting materials by mail check the box to the right. To request materials for this meeting refer to the notice included in the package with this form. ☐

To receive Annual and/or Interim Financial Statements and accompanying Management's Discussion and Analysis, please mark the applicable box. ANNUAL ☐ INTERIM ☐

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y